111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601
Tel 312.527.4000 Fax 312.527.2015
www.shefskylaw.com
Susan W. Wiles Direct: (312) 836-4192 Facsimile: (312) 275-7616 E-mail: swiles@shefskylaw.com
In Reference to:
027779-00001

March 27, 2007

Via Facsimile: (202) 772-9217 and EDGAR

Ms. Dana M. Hartz
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Xechem International, Inc.
Item 4.01 Form 8-K
Filed March 21, 2007
File No. 000-23788

Dear Ms. Hartz:

I am writing on behalf of our client Xechem International, Inc. (the “Company”), in response to your comment letter dated March 22, 2007. For your convenience, we have reprinted the text of your comments, in italics, followed by the Company’s response.

Item 4.01 Form 8-K

1.       In accordance with Item 304(a)(l)(i) of Regulation S-B, please revise your filing to specifically state whether the former account resigned, declined to stand for re-election or was dismissed.

The Company’s former accountant, Moore Stephens, P.C. certified public accountant (“MS”) was dismissed by the Company.

2.       Please revise your filing to state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board of directors, if you have such a committee, or the board of directors if you have no audit or similar committee.

The decision to change accountants was at the recommendation and approval of the Audit Committee.

3.       Please revise paragraph three of your filing to state explicitly the date of the subsequent “interim period” (i.e. March 15, 2007).

The requested revision has been made.

4.       Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Moore Stephens, P.C., as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter.

The requested exhibit has been included.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Best regards, SHEFSKY & FROELICH LTD. /s/ Susan W. Wiles Susan W. Wiles

cc:	Ramesh C. Pandey, Ph.D.
Mitchell D. Goldsmith, Esq.

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